SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                SCHEDULE 13D/A

                                (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
                                      AND

               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                       HOME SOLUTIONS OF AMERICA, INC.

                               (Name of Issuer)

                   Common Stock, par value $0.001 per share


                        (Title of Class of Securities)

                                  437355100

                                (CUSIP Number)

                          James G. Dodrill II, Esq.
                          James G. Dodrill II, P.A.
                              5800 Hamilton Way
                            Boca Raton, FL  33496


     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                June 16, 2008


(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See s. 240.13d-7 for other parties to whom copies are to be sent.


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CUSIP No. 437355100                  13D             Page 2 of 8 Pages


1. Names of Reporting Persons

   Michael J. McGrath, Jr.



2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [ ]



3. SEC Use Only




4. Source of Funds (See Instructions)

   PF


5. Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]


6. Citizenship or Place of Organization

   United States of America



Number of               7.   Sole Voting Power
Shares
Beneficially                 7,000,000
Owned by
Each
Reporting               8.   Shared Voting Power
Person With
                             2,725,000


                        9.   Sole Dispositive Power

                             7,000,000

                        10.  Shared Dispositive Power

                             2,725,000



11. Aggregate Amount Beneficially Owned by Each Reporting Person

    9,725,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]


13. Percent of Class Represented by Amount in Row 11

    16.85%


14. Type of Reporting Person (See Instructions)

    IN


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CUSIP No. 437355100                  13D             Page 3 of 8 Pages




1. Names of Reporting Persons

   Susan C. McGrath


2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [ ]


3. SEC Use Only


4. Source of Funds (See Instructions)

   PF


5. Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e( [ ]


6. Citizenship or Place of Organization

   United States of America



Number of               7.   Sole Voting Power
Shares
Beneficially                 0
Owned by
Each
Reporting               8.   Shared Voting Power
Person With
                             2,725,000


                        9.   Sole Dispositive Power

                             0


                        10.  Shared Dispositive Power

                             2,725,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,725,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions) [ ]


13. Percent of Class Represented by Amount in Row 11

    5.7%


14. Type of Reporting Person (See Instructions)

    IN



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CUSIP No. 437355100                  13D             Page 4 of 8 Pages


ITEM 1. SECURITY AND ISSUER.

The following items are amendments to the information included in the Schedule 13D dated February 22, 2008 as amended by the
Schedule 13D/A dated March 26, 2008 and the Schedule 13D/A dated June 16, 2008 ("Prior Schedule 13Ds"), filed by Michael J. McGrath, Jr. ("Michael McGrath") and Susan C. McGrath ("Susan McGrath"), a married couple (each, a "Reporting Person" and, collectively, the "Reporting Persons"), with respect to Home Solutions of America, Inc., a Delaware corporation (the "Issuer"). Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13Ds.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Michael McGrath and Susan McGrath, using various brokerage accounts, jointly purchased the shares of the Issuer's Common Stock with personal joint investment funds in the amount of approximately $4.8 million. EvenFlow Funding, LLC, a New Jersey limited liability company that is owned solely by Michael McGrath ("EvenFlow") purchased shares of the Issuer's Series C Convertible Preferred Stock and Warrants in privately negotiated transactions with the Issuer in the aggregate amount of approximately $3.5 million.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Michael McGrath and Susan McGrath, a married couple, jointly own 2,725,000 shares of the Issuer's Common Stock, which number of shares constitute approximately 5.7% of the total outstanding shares of the Issuer's Common Stock. Additionally, EvenFlow owns: (i) 350,000 shares of the Issuer's Series C Convertible Preferred Stock, which is presently convertible into 3,500,000 shares of the Issuer's Common Stock, and (ii) warrants ("Warrants") to purchase 7,000,000 shares of the Issuer's Common Stock, 3,500,000 of which are presently exercisable, 2,000,000 of which become exercisable on June 11, 2009, 367,350 of which become exercisable on June 12, 2009, 654,290 of which become exercisable on June 16, 2009, 130,500 of which become exercisable on June 17, 2009 and 347,860 of which become exercisable on June 18, 2009. Assuming conversion of the Series C Convertible Preferred Stock and exercise of all presently exercisable Warrants, Michael McGrath would solely own 7,000,000 shares of the Issuer's Common Stock indirectly through his ownership of EvenFlow and would jointly own 2,725,000 shares of the Issuer's Common Stock for a total of 9,725,000 shares of the Issuer's Common Stock, which number of shares would constitute approximately 16.85% of the total then outstanding shares of the Issuer's Common Stock.

(b) Michael McGrath and Susan McGrath, a married couple, jointly have the sole power to vote, direct the vote, dispose of, or direct the disposition of 2,725,000 shares of the Issuer's Common Stock. Additionally, EvenFlow has the sole power to vote, direct the vote, dispose of, or direct the disposition of: (a) 350,000 shares of the Issuer's Series C Convertible Preferred Stock, which is presently convertible into 3,500,000 shares of the Issuer's Common Stock and (b) Warrants to purchase 7,000,000 shares of the Issuer's Common Stock, 3,500,000 of which are presently exercisable, 2,000,000 of which become exercisable on June 11, 2009 367,350 of which become exercisable on June
12, 2009, 654,290 of which become exercisable on June
16, 2009, 130,500 of which become exercisable on June
17, 2009 and 347,860 of which become exercisable on June
18, 2009.

(c) A list of transactions during the past 60 days relating to the Issuer's securities is attached as Exhibit 1 hereto.


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CUSIP No. 437355100                  13D             Page 5 of 8 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.




Exhibit
Number        Description

1             Transactions in Issuer's Securities During Last 60 Days


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CUSIP No. 437355100                  13D             Page 6 of 8 Pages



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




June 18, 2008
(Date)

/s/ Michael J. McGrath, Jr.
-----------------------------
(Signature)

Name: Michael J. McGrath, Jr.






/s/ Susan C. McGrath
-----------------------------
(Signature)

Name: Susan C. McGrath






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CUSIP No. 437355100                  13D             Page 7 of 8 Pages



INDEX TO EXHIBITS





Exhibit
Number        Description

1             Transactions in Issuer's Securities During Last 60 Days


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CUSIP No. 437355100                  13D             Page 8 of 8 Pages


Transactions involving the Issuer's Common Stock during the past
60 days. All purchases were made by EvenFlow Funding, LLC, which is solely owned by Michael McGrath, through privately negotiated transactions by such entity with the Issuer.

Date               Securities Acquired                 Price per Share ($)
--------------------------------------------------------------------------

June 11, 2008      200,000 shares of Class C               $10.00
                   Convertible Preferred Stock

                   Warrants to acquire 4,000,000
                   shares of Common Stock

June 12, 2008      36,735 shares of Class C                $10.00
                   Convertible Preferred Stock

                   Warrants to acquire 734,700
                   shares of Common Stock

June 16, 2008      55,429 shares of Class C               $10.00
                   Convertible Preferred Stock

                   Warrants to acquire 1,108,580
                   shares of Common Stock

June 16, 2008      10,000 shares of Class C               $10.00
                   Convertible Preferred Stock

                   Warrants to acquire 200,000
                   shares of Common Stock

June 17, 2008      13,050 shares of Class C               $10.00
                   Convertible Preferred Stock

                   Warrants to acquire 261,000
                   shares of Common Stock

June 18, 2008      34,786 shares of Class C               $10.00
                   Convertible Preferred Stock

                   Warrants to acquire 695,720
                   shares of Common Stock


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